September 29, 2004


via U.S. mail and Facsimile

Stephen Kunst
General Counsel
VWR International, Inc.
1310 Goshen Parkway
P.O. Box 2656
West Chester, PA 19380

Re:	VWR International, Inc.
	Form S-4, filed on August 30, 2004
	File No. 333-118658

Dear Mr. Kunst:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file the Letter of Transmittal with the next amendment.

Form S-4

2. Please revise the inside front cover page of the prospectus to include the information required Item 2 of Form S-4.

3. It appears you are relying on the Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1989). See also Morgan Stanley & Co., Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993). With the next amendment, provide us with a supplemental letter:

(1)	that states you are registering the exchange offer in
reliance
upon these letters; and

(2)	that includes the representations substantially in the form
set
forth in the Morgan Stanley and Shearman & Sterling no-action letters.

4. On a supplemental basis, confirm that the offer will be open for a full twenty business days. At present, it appears that the offer may be open for less than the requisite twenty business days because the offer expires at 5:00 p.m. instead of midnight on what may ultimately be the twentieth business day following commencement. See Q & A no.
8 in Release No. 34-16623 (March 5, 1980).

Prospectus Cover Page

5. As applicable, please revise the cover page to disclose that the notes are guaranteed, the nature of the guarantee, and your relationship with the guarantors.

Summary

Our Business, page 1

6. We note the reference to LPA estimates here, as well as other places throughout the document. Please revise to describe who or what the LPA is and supplementally provide us with copies of the LPA estimates to which you refer.

The Transactions, page 2

7. We note that CDRV Acquisition Corporation issued the old notes and that VWR International, Inc. will be the issuer of the new notes. Supplementally provide us with a detailed explanation of why the company believes that it may exchange the old notes for new notes in reliance on the Exxon Capital line of no-action letters. Specifically discuss the terms of the old notes and the new notes.

Summary of the Terms of the Exchange Offers

Condition to the Exchange Offers, page 4

8. We note that you may waive the conditions of your offer.  If you
waive a condition, you must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring at least five business days remain in the
offer after notice of such waiver.   Also, please clarify on pages
25
and 27 that, in the event of a material change, you will revise the offer so that at least five business days remain in the offer from the date notice of the material change is provided to security holders.

Acceptance of Old Notes and Delivery of New Notes, page 5

9. Please revise to state the circumstances under which the company would not accept the old notes for exchange after the noteholder validly tenders the old notes.

Summary of the Terms of the Notes

The Exchange Offers, page 3

10. Please state why the old notes were exempt from registration under the Securities Act.

Ranking and Subordination, page 6-7

11. We note the statement that the senior notes and the senior subordinated notes will be guaranteed by each significant domestic subsidiary. The guarantees must be registered on this registration statement and the guarantors must be listed as co-registrants. In addition, please revise your disclosure to make clear which subsidiaries would constitute a "significant domestic subsidiary."

12. In the "Ranking" section, please state the amount of any unused commitment under the Senior Secured Credit Facility, and clarify, if true, that it would rank pari passu in right of payment with the notes.

Change of Control, page 8

13. Please revise your disclosure to note that you may not have sufficient funds to make the required repurchase upon a change of control.

Risk Factors, page 10

14. Please delete the statement that "the risks described below are not the only risks that we face" as all material risks should be presented in this section.

We have substantial existing debt..., page 10

15. Please disclose the limitations on your ability to incur or guarantee additional indebtedness. State the amount of additional borrowing capacity available under the Senior Secured Credit
Facility.

The agreements and instruments governing our debt..., page 10-11

16. Please provide a cross-reference to a more complete discussion of the financial covenants that the company is required to meet.

The notes will be unsecured and structurally subordinated..., page
12

17. State the amount of additional debt that subsidiaries that do not guarantee the notes will be permitted to incur.

A significant stockholder controls..., page 20

18. Please move this risk factor to the front of this section.

The Exchange Offers, pages 23-30

Terms of the Exchange Offers, page 23

19. Please include all of the representations contained in the Exxon
Capital Holdings Corporation, Morgan Stanley, and Shearman &
Sterling
No-Action letters. Revise the "Plan of Distribution" section as appropriate.

20. You reserve the right "to delay the acceptance of any old notes."
Clarify in what circumstances you may delay acceptance. For example, if you are referring to the right to delay acceptance due to an extension of the exchange offer, so state.

Acceptance of Old Notes for Exchange, page 27

21. Revise to clarify that you will return the tendered notes not accepted for exchange "promptly," not "as promptly as practicable," following the expiration or termination of the offer. Refer to Rule
14e-1(c).

Conditions, page 29

22. In the second paragraph of this section, you state that you may exercise your rights "at any time and from time to time" which implies that a condition could be asserted following expiration. Please revise the last sentence of the second paragraph of this section to clarify that all offer conditions will be satisfied or waived prior to the expiration of the offer and that you cannot assert these rights after expiration of the offer.

Use of Proceeds, page 31

23. Please state the amount of the net proceeds used to pay for the acquisition, the repayment of debt, and the related transaction fees and expenses.

Management`s Discussion and Analysis, page 41

Business and Segments

24. We note the statement on page 42 regarding the losses in France.
Please revise to include a discussion of the factors contributing to the losses.

Transition and Information Technology Services Agreements, page 43

25. Revise this discussion to state when the agreements with Merck were entered into and when the agreements are set to expire.

Results of Operations

26. Throughout this section, revise your disclosures to include a discussion of any factors contributing to increases or decreases in sales, profits, and expenses. For example, in the Net Sales section on page 45, explain the factors that led to the sales growth.

Interest Expenses, net of Interest Income, page 46

27. Please state the amount of the undrawn balance on the multi-currency revolving facility.

Operating Income, page 48

28. We note the statement in the last paragraph that the decline in operating income was associated with information "discussed above."
Revise this discussion to explain the particular reasons for the decline.

Operating Income, page 51

29. The last sentence in the second paragraph is confusing when compared to the chart immediately above. Please advise or revise.

Interest Expense, net of Interest Income, page 51

30. State the amount by which you expect interest expense to increase following the acquisition. We note the acquisition has already occurred. Include a discussion of any applicable increased interest rates and any resulting increase in debt payments.

Trade Accounts Payable, page 53

31. Revise your discussion to explain why increasing the days payable outstanding improves your working capital.


Indebtedness Prior to the Acquisition, page 56

32. We note the statement that the contractual maturities of the loans from Merck are current, but have been classified as long-term due to the fact that Merck represented that it will not require payment on the debt for 12 months. It is inappropriate to classify this debt as long-term given that Merck has the right to require payment at anytime based on the contractual maturities, unless Merck has represented in writing that it will not require payment for 12 months. Please revise this section and all corresponding financial statements as appropriate.

Credit Agreement Financial Covenants; Credit Agreement EBITDA,
page
57

33. Please state whether the company is currently in compliance with all financial covenants.

Legal Proceedings, page 72

34. Please confirm, if true, that the damages alleged in the asbestos suits brought against the company, in the aggregate, does not exceed ten percent of the current assets of the company and its subsidiaries on a consolidated basis. See Regulation S-K Item 103, instruction 2.

Certain Relationships and Related Party Transactions

Stock Purchase Agreement, page 86

35. We note that the agreement with Merck KgaA regarding the sale of a controlling interest in the Company or its business expires upon your initial public offering. Please revise your disclosure to clarify, if true, that you are referring to the initial public offering of common stock.

Consulting Agreement, page 86

36. Please revise your disclosure to discuss the bases for the $18 million payment made to CD&R in connection with the acquisition.

Stock Subscription Agreement, page 87

37. We note that on June 22, 2004, you transferred 500,000 shares of common stock to certain investors. Please revise your disclosure to briefly describe the nature of this transfer.

Registration Rights, page 87

38. Please explain why you believe you may use a Form S-3 to register the resale of CDRV Investors, Inc.`s common stock.
Participation Rights, page 88

39. Please revise your disclosure to expand the discussion of participation rights.

Description of Senior Secured Credit Facility

Senior Secured Credit Facility, page 89

40. State the amount of debt currently outstanding under the facility with regard to the company and also for all subsidiary guarantors. Disclose the amount of additional debt that the company and its subsidiary guarantors may incur.

Fees, page 90

41. Discuss, in reasonable detail, the amounts of fees to be paid.

Covenants, page 90

42. Please revise your disclosure to discuss the specifics of the maximum capital expenditures test.

Description of the Notes

43. Please revise this section to make clear which notes you are referring to in your discussions.

44. Please disclose whether or not any periodic evidence is required to be furnished as to the absence of default or compliance with the terms of the indenture, as required by Item 202(b)(6) of Regulation
S-K, or tell us supplementally where this information appears in your prospectus. Also discuss what indemnification the trustee may require from the note holders, as required by Item 202(b)(10), or tell us where this information appears.

Principal, Maturity and Interest, page 93

45. Revise this section to include the interest rate applicable to the senior notes and the senior subordinated notes.

Optional Redemption, page 94

46. Please state the circumstances in which "another Person" will perform the company`s obligations under the notes.




Depositary Procedures, page 148

47. Please delete the statement that your discussion is "provided solely as a matter of convenience." This may suggest to readers that you do not have responsibility for this disclosure.

Registration Covenant; Exchange Offer, page 150

48. On page 151, please explain what "certain circumstances" will allow holders of old notes to require you to register the old notes under a shelf registration statement.

Certain United States Federal Tax Considerations, page 153

49. Revise the caption and the first sentence in this section to state that all material tax consequences to noteholders are summarized, not just "certain" material tax considerations.

50. Please delete the statement that the tax discussion is "for general information only."

Where You Can Find More Information, page 160

51. We note that you qualify your summaries of several unspecified documents by reference to the actual documents. Please delete this qualification, as you may qualify information inside the prospectus by reference to information outside the prospectus only where it is permitted by the form or a summary of the document is required by the form. See Rule 411(a) of Regulation C.

Item 21.  Exhibits and Financial Statement Schedules, page II-2

52. Please file, as exhibits to the registration statement, the governance documents relating to all of the registrants, including the guarantors. To the extent that these documents are substantially similar, you may want to file a form exhibit, with an explanation in the exhibit table that the document is substantially similar for some or all of the registrants.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions to Tamara Brightwell at (202) 824-5221 or, in her absence, to Mark Austin at (202) 942-1884.


Sincerely,



Pamela A. Long
Assistant Director



Cc: 	David A. Brittenham, Esq.
      Debevoise & Plimpton LLP
      919 Third Avenue
      New York, New York 10022
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Stephen Kunst
VWR International, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE